Royal Standard Minerals Inc.

(Expressed in United States Dollars)

Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended
October 31, 2011 and 2010
(Unaudited)

MANAGEMENT'S RESPONSIBILITY FOR
CONDENSED INTERIM CONSOLIDATED FINANCIAL REPORTING

The accompanying unaudited condensed interim consolidated financial statements of Royal Standard Minerals Inc. [the "Company"] are the responsibility of the management and Board of Directors of the Company.

The unaudited condensed interim consolidated financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the unaudited condensed interim consolidated financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the statement of financial position date. In the opinion of management, the unaudited condensed interim consolidated financial statements have been prepared within acceptable limits of materiality and are in accordance with International Accounting Standard 34 Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards appropriate in the circumstances.

The Board of Directors is responsible for reviewing and approving the unaudited condensed interim consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited condensed interim consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited condensed interim consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

(signed) "Philip Gross"	(signed) "Ike Makrimichalos"

Philip Gross	Ike Makrimichalos
Interim President and Chief Executive Officer	Chief Financial Officer

Toronto, Canada
December 23, 2011

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the condensed interim consolidated financial statements, they must be accompanied by a notice indicating that the interim consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these condensed interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

Royal Standard Minerals Inc.
Condensed Interim Consolidated Statements of Financial Position
(expressed in United States Dollars)
(Unaudited)

	As at	As at
	October 31,	January 31,
	2011	2011
		(Note 20)

Assets
Current
Cash	$335,932	$102,038
Marketable securities (Note 5)	72,000	52,000
Sundry receivables and prepaids (Note 6)	174,884	61,277

	582,816	215,315

Reclamation bonds (Note 7)	631,352	537,860
Equipment, net (Note 10)	456,367	453,733

	$1,670,535	$1,206,908

Liabilities
Current
Accounts payable and accrued liabilities (Note 10)	$374,276	$578,627
Due to related parties (Note 16)	35,023	357,061
Long-term debt - current portion (Note 12)	687,419	-
Financing costs payable - current portion (Note 12)	272,923	-

	1,369,641	935,688

Asset retirement obligations (Note 11)	284,175	232,010
Long-term debt (Note 12)	2,775,764	-
Financing costs payable (Note 12)	909,745	-

	5,339,325	1,167,698

Shareholders' (Deficiency) Equity
Share capital (Note 13(b))	28,098,264	28,098,264
Reserves	10,076,866	10,076,866
Accumulated deficit	(41,829,796)	(38,101,796)
Accumulated other comprehensive loss	(14,124)	(34,124)

	(3,668,790)	39,210

	$1,670,535	$1,206,908

Going Concern (Note 1)
Contingencies (Note 17)
Subsequent events (Note 21)
Approved by the Board:

Paul G. Smith	James B. Clancy
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Royal Standard Minerals Inc.
Condensed Interim Consolidated Statements of Operations
(expressed in United States Dollars)
(Unaudited)

	Three Months Ended		Nine Months Ended
	October 31,		October 31,
	2011	2010	2011	2010
		(Note 20)		(Note 20)

Expenses
Exploration and evaluation expenditures (Note 8)	$999,865	$250,733	$1,957,805	$740,033
General and administrative (Note 18)	202,442	84,864	470,696	395,131

	1,202,307	335,597	2,428,501	1,135,164

Loss before the following items	(1,202,307)	(335,597)	(2,428,501)	(1,135,164)

Finance income	801	130	2,006	2,072
Finance costs (Note 12)	(1,288,699)	-	(1,301,699)	-
Foreign currency translation adjustment	7,844	(7,503)	194	(6,000)

Net loss for the period	$(2,482,361)	$(342,970)	$(3,728,000)	$(1,139,092)

Basic and diluted loss per share (Note 15) $	(0.03)	$0.00	$(0.04)	$(0.01)

Condensed Interim Consolidated Statements of Comprehensive Loss (expressed in United States Dollars) (Unaudited)

	Three Months Ended		Nine Months Ended
	October 31,		October 31,
	2011	2010	2011	2010
		(Note 20)		(Note 20)

Net loss for the period	$(2,482,361)	$(342,970)	$(3,728,000)	$(1,139,092)

Other comprehensive (loss) income
Net unrealized (losses) income on available-for-sale marketable securities	(8,000)	311,466	20,000	291,466

Comprehensive loss for the period	$(2,490,361)	$(31,504)	$(3,708,000)	$(847,626)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Royal Standard Minerals Inc.
Condensed Interim Consolidated Statements of Changes in Shareholders' Equity
(Expressed in United States Dollars)
(Unaudited)

				Accumulated
				Other
	Share		Accumulated	Comprehensive
October 31, 2010	Capital	Reserves	Deficit	Income (Loss)	Total

Balance, February 1, 2010	$28,098,264	$10,076,866	$(36,468,951)	$(26,124)	$1,680,055
Net loss for the period	-	-	(1,139,092)	-	(1,139,092)
Net decrease in unrealized losses on available-for-sale marketable securities	-	-	-	291,466	291,466
Balance, October 31, 2010	$28,098,264	$10,076,866	$(37,608,043)	$265,342	$832,429

				Accumulated
				Other
	Share		Accumulated	Comprehensive
October 31, 2011	Capital	Reserves	Deficit	Income (Loss)	Total

Balance, February 1, 2011	$28,098,264	$10,076,866	$(38,101,796)	$(34,124)	$39,210
Net loss for the period	-	-	(3,728,000)	-	(3,728,000)
Net decrease in unrealized losses on available-for-sale marketable securities	-	-	-	20,000	20,000
Balance, October 31, 2011	$28,098,264	$10,076,866	$(41,829,796)	$(14,124)	$(3,668,790)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Royal Standard Minerals Inc.
Condensed Interim Consolidated Statements of Cash Flows
(expressed in United States Dollars)
(Unaudited)

	Nine Months Ended
	October 31,
	2011	2010
		(Note 20)

Operating activities
Net loss for the period	$(3,728,000)	$(1,139,092)
Operating items not involving cash:
Depreciation (Note 9)	164,055	195,087
Increase in asset retirement obligation	52,165	-
Finance costs (Note 12)	1,216,083	-
Accretion expense (Note 12)	20,208	-
Changes in non-cash working capital:
Sundry receivables and prepaids	(113,607)	(5,005)
Accounts payable and accrued liabilities	(276,416)	224,116
Due to related parties	(322,038)	-

Cash used in operating activities	(2,987,550)	(724,894)

Financing activities
Increase in long-term debt	3,801,625	-
Finance costs paid on long-term debt	(320,000)	-

Cash provided by financing activities	3,481,625	-

Investing activities
Increase in reclamation bonds	(93,492)	(1,929)
Purchase of equipment	(166,689)	-

Cash used in investing activities	(260,181)	(1,929)

Change in cash	233,894	(726,823)

Cash, beginning of period	102,038	745,779

Cash, end of period	$335,932	$18,956

Supplemental cash information
Non-cash financing activities:
Accrued finance costs on long-term debt (Note 12)	$(72,065)	$-

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
October 31, 2011
(Unaudited)

1.	The Company and Operations and Going Concern

Royal Standard Minerals Inc. (the "Company") is a publicly held company, engaged in the acquisition, exploration and development of gold and precious metal properties in the United States of America. The Company is continued under the Canada Business Corporations Act and its common shares are traded in the United States of America on the Over-the-Counter ("OTC") Bulletin Board. Inception has been deemed to be June 26, 1996, the date on which the Company acquired all of the outstanding common shares of Southeastern Resources Inc. ("SRI"), which acquisition was accounted for as a reverse takeover of the Company by SRI. The Company's head office is located at 360 Bay Street, Suite 500, Toronto, Ontario, M5H 2V6.

The unaudited condensed interim consolidated financial statements were approved by the Board of Directors on December 23, 2011.

These unaudited condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. Management is aware, in making its assessment, of material uncertainties related to events or conditions that cast significant doubt upon the entity's ability to continue as a going concern. The Company has incurred a loss in the current and prior periods, with a current net loss of $2,482,361 and $3,728,000 respectively during the three and nine months ended October 31, 2011 (three and nine months ended October 31, 2010 - net loss of $342,970 and $1,139,092 respectively) and has an accumulated deficit of $41,829,796 (January 31, 2011 - $38,101,796).

The underlying value of the resource properties is dependent upon the existence and economic recovery of economic reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability to raise long-term financing to complete the development of the properties and upon future profitable production or, alternatively, upon the Company’s ability to dispose of its interest on an advantageous basis, all of which are uncertain. There is no assurance that any such initiatives will be sufficient and, as a result, there is significant doubt regarding the going concern assumption and, accordingly, the ultimate appropriateness of the use of accounting principles applicable to a going concern. The Company’s ability to continue to meet its obligations and carry out its planned exploration activities is uncertain and dependent upon the continued financial support of its shareholders, its current creditors and securing additional financing. During the nine months ended October 31, 2011, the Company secured financing of $8,000,000 (see Note 12). These financial statements do not reflect the adjustments to the carrying values or classifications of assets and liabilities or to the reported expenses that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations for the foreseeable future. These adjustments could be material.

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
October 31, 2011
(Unaudited)

2.	Significant Accounting Policies

[a] Statement of compliance

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards ("IFRS"), and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company commenced reporting on this basis for the first quarter ended April 30, 2011.

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ["IAS 34"]. Accordingly, they do not include all of the information required for full annual financial statements required by IFRS as issued by the International Accounting Standards Board [“IASB”] and interpretations of the International Financial Reporting Interpretations Committee [“IFRIC”] and should be read in conjunction with the financial statements of the Company for the year ended January 31, 2011 and in consideration of the IFRS transition disclosures included in note 20 to these financial statements and the additional annual disclosures required under IFRS included in the Company’s unaudited condensed interim consolidated financial statements as at and for the three months ended April 30, 2011.

These unaudited condensed interim consolidated financial statements have been prepared on the basis of IFRS standards that are expected to be effective or available for early adoption by the Company on January 31, 2012, the Company's first annual reporting date under IFRS. The Company has made certain assumptions about the accounting policies expected to be adopted when the first IFRS annual financial statements are prepared for the year ending January 31, 2012.

[b] Accounting polices

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Kentucky Standard Energy Inc. and Manhattan Mining Co., both United States companies. All intercompany transactions and balances have been eliminated upon consolidation.

[c] New accounting polices

Long-term debt

Long-term debt instruments are initially recognized at fair value, net of debt issuance costs incurred. Long-term debt instruments are subsequently valued at amortized cost. Debt issue costs are deducted from the balance of the underlying debt and amortized using the effective interest rate method.

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
October 31, 2011
(Unaudited)

2.	Significant Accounting Policies (Continued)

[d] New standards

IFRS 9 Financial instruments (“IFRS 9”)

IFRS 9 was issued by the IASB in October 2010 and will replace IAS 39 Financial Instruments: Recognition and Measurement [“IAS 39”]. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The IASB has proposed amending the effective date to January 1, 2015. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 10 Consolidated Financial Statements (“IFRS 10”)

IFRS 10 provides a single model to be applied in the control analysis for all investees, including entities that currently are SPEs ("Special purpose entities") in the scope of SIC-12. In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27 (2008). IFRS 10 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 11 Joint Arrangements (“IFRS 11”)

IFRS 11 replaces the guidance in IAS 31 Interests in Joint Ventures and SIC 13 - Joint Controlled Entities - Non-Monetary Contributions by Venturers. IFRS 11 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”)

IFRS 12 was issued by the IASB in May 2011. IFRS 12 is a new standard which provides disclosure requirements for entities reporting interests in other entities, including joint arrangements, special purpose vehicles, and off balance sheet vehicles. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 13, Fair Value Measurement ("IFRS 13")

IFRS 13, Fair Value Measurement was issued by the IASB on May 12, 2011. The new standard converges IFRS and US GAAP on how to measure fair value and the related fair value disclosures. The new standard creates a single source of guidance for fair value measurements, where fair value is required or permitted under IFRS, by not changing how fair value is used but how it is measured. The focus will be on an exit price. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
October 31, 2011
(Unaudited)

2.	Significant Accounting Policies (Continued)

[d] New standards (continued)

IAS 1 Presentation of Financial Statements

IAS 1 was amended by the IASB in June 2011 in order to align the presentation of items in other comprehensive income with US GAAP standards. Items in other comprehensive income will be required to be presented in two categories: items that will be reclassified into profit or loss and those that will not be reclassified. The flexibility to present a statement of comprehensive income as one statement or two separate statements of profit and loss and other comprehensive income remains unchanged. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012.

IAS 28 Investments in Associates and Joint Ventures

As a consequence of the issue of IFRS 10, IFRS 11 and IFRS 12, IAS 28 has been amended and will further provide the accounting guidance for investments in associates and will set out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. This standard will be applied by the Company when there is joint control, or significant influence over an investee. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not include control or joint control of those policy decisions. When determined that the Company has an interest in a joint venture, the Company will recognize an investment and will account for it using the equity method in accordance with IAS 28. IAS 28 is required to be applied for annual periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

3.	Capital Management

The Company manages its capital with the following objectives:

• to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, and pursuit of accretive acquisitions; and
• to maximize shareholder return through enhancing the share value.

The Company monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis.

The Company considers its capital (deficiency) to be equity, comprising share capital, reserves, accumulated deficit and accumulated other comprehensive loss, which at October 31, 2011, totalled $(3,668,790) (January 31, 2011 - $39,210). Note that included in the balance presented is a deficit of $41,829,796 as at October 31, 2011 (January 31, 2011 - $38,101,796).

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
October 31, 2011
(Unaudited)

3.	Capital Management (Continued)

The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. The forecast is regularly updated based on activities related to its mineral properties. Selected information is provided to the Board of Directors of the Company. The Company’s capital management objectives, policies and processes have remained unchanged during the three and nine months ended October 31, 2011. The Company is not subject to external capital requirements.

4.	Property and Financial Risk Factors

	(a)	Property risk

The Company's significant mineral property is the Goldwedge Project.

Unless the Company acquires or develops additional significant resource properties, the Company will be solely dependent upon the Goldwedge Project. If no additional mineral properties are acquired by the Company, any adverse development affecting the Goldwedge Project would have a material adverse effect on the Company's financial condition and results of operations.

	(b)	Financial risk factors

The Company’s activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate, foreign exchange rate, and commodity price risk).

Risk management is carried out by the Company's management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

(i) Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash and reclamation bonds. The Company has no significant concentration of credit risk arising from operations. Cash and reclamation bonds are held with reputable financial institutions, from which management believes the risk of loss to be minimal.

(ii) Liquidity risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at October 31, 2011 , the Company had a cash balance of $335,932 (January 31, 2011 - $102,038) to settle current liabilities of $1,369,641 (January 31, 2011 - $935,688). All of the Company's financial liabilities have contractual maturities of less than 60 days and are subject to normal trade terms. The Company continues to seek sources of additional capital to improve its liquidly position. During the nine months ended October 31, 2011, the Company secured financing of $8,000,000 (see note 12).

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
October 31, 2011
(Unaudited)

4.	Property and Financial Risk Factors (Continued)

	(b)	Financial risk factors (continued)

(iii) Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

Interest rate risk

The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in guaranteed investment certificates, bankers acceptance and money market deposits, with reputable financial institutions. The Company regularly monitors its cash management policy.

Foreign currency risk

The Company's functional and reporting currency is the United States dollar and major purchases are transacted in United States dollars. An operating account is maintained in Canadian dollars primarily for settlement of general and corporate expenditures.

Commodity price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices, as they relate to gold and precious metals in the United States, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

	(c)	Sensitivity analysis

As of October 31, 2011 , the carrying and fair value amounts of the Company's financial instruments are approximately equivalent.

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a twelve month period:

• The Company's marketable securities are subject to fair value fluctuations. As at October 31, 2011 , if the fair value of the marketable securities had decreased/increased by 10% with all other variables held constant, comprehensive loss for the three months ended October 31, 2011 would have been approximately $7,200 higher/lower. Similarly, as at October 31, 2011 , reported shareholders' equity would have been approximately $7,200 lower/higher as a result of a 10% decrease/increase in the fair value of marketable securities.

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
October 31, 2011
(Unaudited)

4.	Property and Financial Risk Factors (Continued)

(c) Sensitivity analysis (continued)

• Cash, sundry receivables, due from and to related parties, and accounts payable and accrued liabilities denominated in Canadian dollars are subject to foreign currency risk. As at October 31, 2011 , had the US dollar weakened/strengthened by 5% against the Canadian dollar with all other variables held constant, it would affect net loss and comprehensive loss by approximately $4,000.

• Commodity price risk could adversely affect the Company. In particular, the Company’s future profitability and viability of development depends upon the world market price of gold and precious metals. Gold and precious metals have fluctuated widely in recent years. There is no assurance that, even if commercial quantities of gold and precious metals may be produced in the future, a profitable market will exist for them. A decline in the market price of gold and precious metals may also require the Company to reduce its mineral properties, which could have a material and adverse effect on the Company’s value. As of October 31, 2011 , the Company is not a gold or precious metals producer. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.

5.	Marketable Securities

Marketable securities consist of 2,000,000 common shares of Sharpe Resources Corporation ("Sharpe"), a publicly held Canadian company engaged in the exploration and development of coal properties in the United States. Sharpe is considered to be related to the Company because of common management. The market value of the shares at October 31, 2011 was $72,000 (January 31, 2011 - $52,000).

6.	Sundry Receivables and Prepaids

	As at	As at
	October 31,	January 31,
	2011	2011

Sales tax receivables	$40,509	$18,290
Other receivables	31,812	31,592
Prepaid expenses	102,563	11,395

	$174,884	$61,277

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
October 31, 2011
(Unaudited)

7.	Reclamation Bonds

The Company has posted reclamation bonds for its mining projects, as required by the States of Nevada and Kentucky, to secure clean-up costs if the projects are abandoned or closed. $395,994 of the reclamation bonds pertains to the Goldwedge Project, $56,658 to the Pinion Rail Road Project and $178,700 to the Kentucky Project.

8.	Exploration and Evaluation Expenditures on Mineral Properties

(a) Goldwedge Project

The Goldwedge Project, a property owned by the Company, represents the Company's most advanced project and is located in the Manhattan District in Nye County, Nevada, approximately eight miles south of the Round Mountain mine and has been issued a mine and mill permit by the Nevada Division of Environmental Protection. The Company is completing refurbishment of the on-site processing plant which was used for the test mining and processing that took place between 2007 and 2008. The process includes primary and secondary crushing and grinding facilities that feed a gravity recovery system. In addition, dry stack tailings containment as well as silt and fresh water ponds are in place. Testing of the various mineral processing functions extracted stockpiles of low grade gold feed material, as well as concurrently newly mined material. The feed material was processed into gold dore on site. The Company has recently completed construction of the Rapid Infiltration Basins (RIB), dewatered the previously completed underground development and also commenced phase 2 of the underground development program. This phase of the development includes the exploration of defined mineralized zones concurrently with the second phase of decline development. The previous work has concentrated on the development of a spiral decline as a means to explore the deposit at depth. As part of the program, a series of crosscuts were constructed at specific intervals to effectively assess the potential mineralized zones. Phase 2 of the development is concentrated on developing along the strike of known mineralized zones to assess continuity and grade as well as prepare areas for future test stoping. All material is sampled daily and analyzed for gold onsite at the Company's assay laboratory. In addition, the Company sends samples for analysis to an independent laboratory located offsite.

Also held under the same option agreement as the Goldwedge Property was the Dixie-Comstock Mining Company option, in Nye County located within the Manhattan District and other unpatented mining claims located in Churchill County, Nevada. In 2010, the Company exercised its option to purchase these unpatented and patented mining claim groups.

Under the guidance of IAS 37, the Company has recorded an asset retirement obligation ("ARO") of $165,955 on this project, representing the estimated costs, on a discounted basis, of the Company's obligation to restore the site to its original condition.

Based on the existing level of terrestrial disturbance and water treatment and monitoring requirements, the discounted ARO's for all projects, where applicable, has been estimated by management assuming that the future payments will be made over a ten year period from the date of initial assessment of the ARO using a discount rate of 10%.

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
October 31, 2011
(Unaudited)

8.	Exploration and Evaluation Expenditures on Mineral Properties (Continued)

	(b)	Pinion Project

The Pinion Project is a property made up of a number of property leases located in Elko Country, Nevada. Under the guidance of IAS 37, the Company has recorded an ARO of $27,377 on this project, representing the estimated costs, on a discounted basis, of the Company's obligation to restore the site to its original condition.

	(c)	Fondaway Canyon Project

The Fondaway Canyon Project is located in Churchill County, Nevada. The Company has leased the property and is obligated to make payments of $35,000 annually through to 2012. During the year ended January 31, 2011 and the three and nine months ended October 31, 2011, the Company did not perform any exploration on this project.

	(d)	Kentucky Project

On December 7, 2011, the Company exercised its option to acquire a 50% interest in certain coal projects in Eastern Kentucky. The option was originally acquired by the Company pursuant to an option and joint venture agreement entered into with Sharpe on November 21, 2008 and amended on September 11, 2009, to jointly pursue the exploration and development of approximately 1,000 acres in Wolfe County, Kentucky (See Note 21).

In the prior year, the Company wrote off a promissory note receivable from the optionor in the amount of $133,134, for which it is still entitled to receive. Further, the Company paid for a reclamation bond of $178,700, included in the condensed interim consolidated statements of financial position under reclamation bonds.

Under the guidance of IAS 37, the Company has recorded an ARO on its Kentucky Project in the amount of $90,843, representing the estimated costs, on a discounted basis, of the Company's obligation to restore the property to its original condition.

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
October 31, 2011
(Unaudited)

8.	Exploration and Evaluation Expenditures on Mineral Properties (Continued)

During the three and nine months ended October 31, 2011, the Company's exploration and evaluation expenditures were as follows:

	Three Months Ended		Nine Months Ended
	October 31,		October 31,
	2011	2010	2011	2010

Exploration activities (a)(b)(c)(d)	$999,865	$250,733	$1,957,805	$740,033

(a) During the three and nine months ended October 31, 2011, the Company's exploration and evaluation expenditures on the Goldwedge Project were $918,143 and $1,787,005 respectively (three and nine months ended October 31, 2010 - $145,085 and $510,831 respectively).

(b) During the three and nine months ended October 31, 2011, the Company's exploration and evaluation expenditures on the Pinion Project were $47,337 and $63,688 respectively (three and nine months ended October 31, 2010 - $54,705 and $81,995 respectively).

(c) During the three and nine months ended October 31, 2011, the Company's exploration and evaluation expenditures on the Kentucky Project were $32,088 and $69,815 respectively (three and nine months ended October 31, 2010 - $27,905 and $89,169 respectively).

(d) During the three and nine months ended October 31, 2011, the Company's exploration and evaluation expenditures on the Fondaway Project were $2,297 and $37,297 respectively (three and nine months ended October 31, 2010 - $23,038 and $58,038 respectively).

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
October 31, 2011
(Unaudited)

9.	Equipment

	Exploration	Office
COST	equipment	equipment	Total
Balance, February 1, 2010	$2,977,464	$21,253	$2,998,717
Additions	-	-	-
Balance, October 31, 2010	$2,977,464	$21,253	$2,998,717
Additions	-	553	553
Balance, January 31, 2011	$2,977,464	$21,806	$2,999,270
Additions	166,689	-	166,689
Balance, October 31, 2011	$3,144,153	$21,806	$3,165,959

	Exploration	Office
ACCUMULATED DEPRECIATION	equipment	equipment	Total

Balance, February 1, 2010	$2,253,811	$19,000	$2,272,811
Depreciation for the period	194,251	836	195,087
Balance, October 31, 2010	$2,448,062	$19,836	$2,467,898
Depreciation for the period	77,353	286	77,639
Balance, January 31, 2011	$2,525,415	$20,122	$2,545,537
Depreciation for the period	163,348	707	164,055
Balance, October 31, 2011	$2,688,763	$20,829	$2,709,592

	Exploration	Office
CARRYING AMOUNT	equipment	equipment	Total
Balance, February 1, 2010	$723,653	$2,253	$725,906
Balance, October 31, 2010	$529,402	$1,417	$530,819
Balance, January 31, 2011	$452,049	$1,684	$453,733
Balance, October 31, 2011	$455,390	$977	$456,367

Depreciation of exploration equipment is expensed to exploration and evaluation expenditures and depreciation of office equipment is expensed to general and administrative on the consolidated statements of operations.

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
October 31, 2011
(Unaudited)

10.	Accounts Payable and Accrued Liabilities

	As at	As at
	October 31,	January 31,
	2011	2011

Trade payables	$134,889	$231,432
Accrued liabilities	239,387	347,195

	$374,276	$578,627

11.	Asset Retirement Obligations

The Company is required to recognize a liability for a legal and constructive obligation to perform asset retirement activities, including decommissioning, reclamation and environmental monitoring activities once any of its projects are permanently closed. Although these activities are conditional upon future events, the Company is required to make a reasonable estimate of the fair value of the liability. Based on the existing level of terrestrial disturbance and water treatment and monitoring requirements, the discounted asset retirement obligations ("ARO's") were estimated to be $284,175 as at October 31, 2011 , assuming future payments of $484,706 being made over a ten year period from the date of initial assessment of the ARO's and a discount rate of 10%.

Determination of the undiscounted ARO and the timing of these obligations were based on internal estimates using information currently available, existing regulations, and estimates of closure costs. There was no significant change in present value of the obligation for the nine months ended October 31, 2011. Accordingly, no accretion cost has been expensed in the three and nine months ended October 31, 2011 and 2010, respectively. During the nine months ended October 31, 2011, the Company determined an additional $52,165 increase in ARO related to the Company's Goldwedge Project. The following is the reconciliation of the asset retirement obligation:

	Nine Months Ended	Year Ended
	October 31,	January 31,
	2011	2011

Balance, beginning of period	$232,010	$232,010
Increase in asset retirement obligations	52,165	-

Balance, end of period	$284,175	$232,010

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
October 31, 2011
(Unaudited)

12.	Long-Term Debt

On June 29, 2011, the Company's wholly owned subsidiary, Manhattan Mining Co. ("Manhattan") entered into a secured bridge loan agreement (the “Bridge Loan”) with Waterton Global Value, L.P. (“Waterton”) pursuant to which Waterton agreed to provide an $8,000,000 bridge loan (the “Credit Facility”) available to Manhattan. Of the total $8,000,000 Bridge Loan, $4,000,000 was available on closing and the remaining $4,000,000 after the satisfaction of certain covenants. Under the Bridge Loan agreement, the amounts drawn down under the Credit Facility would incur interest at 6% per annum, and the scheduled repayment date of the Credit Facility was 16 months after the initial closing date. In connection with the Credit Facility, Manhattan agreed to pay Waterton a structuring fee, and also provided Waterton with certain royalty interests relating to its Goldwedge Property. Manhattan and Waterton have also entered into a gold purchase agreement pursuant to which Waterton had agreed to purchase Manhattan’s production. The Credit Facility was secured by, amongst other items, the Company’s real property assets in Nevada.

On August 26, 2011, Manhattan amended its existing Bridge Loan with Waterton such that the Bridge Loan was transitioned into a more permanent senior secured gold stream debt facility (the “Gold Stream Facility”) amongst the parties. Under the Gold Stream Facility, Waterton will make $8,000,000 (the “Principal Amount”) available to Manhattan. The Principal Amount is repayable by Manhattan to Waterton in monthly payments commencing in August 2012 and ending in August 2013. Under the Gold Stream Facility, each monthly repayment of the Principal Amount will be made by the delivery by Manhattan to Waterton of gold bullion ounces where the number of ounces to be delivered shall be based on the spot price of gold on the business day immediately preceding the repayment date less an applicable discount or by the payment of the cash equivalent of such number of ounces. In addition, there is a profit participation formula which is triggered when the spot price of gold is in excess of $1,600 an ounce on the business day immediately preceding the repayment. The Principal Amount will accrue interest at 9.0% per annum. The impact of the applicable discount results in a repayment amount in excess of the outstanding principal at the time. The additional amount repayable with respect to the $3,801,625 outstanding at October 31, 2011, on a net present value basis, estimated to be $1,182,668 ($1,267,081 undiscounted), is considered an additional financing cost (the "Additional Financing Cost") which is expensed in the condensed interim consolidated financial statements. The Gold Stream Facility is secured by, amongst other items, Manhattan's real property assets in Nevada.

As consideration for entering into the Gold Stream Facility, a structuring fee equal to 2% of the aggregate amount of the Gold Stream Facility and an establishment fee of $80,000 is payable by Manhattan to Waterton in cash and Manhattan also granted to Waterton certain royalty interests over its exploration stage projects. In addition, Manhattan and Waterton have agreed that Waterton shall have the right to purchase all of the gold produced by Manhattan from its Pinion Project, Darkstar, Fondaway Canyon Project and Dixie-Comstock Project at a price per ounce that will be equal to an agreed discount to the existing spot price of gold at the time of any such purchase. Bayfront Capital Partners Ltd. acted as placement agent in connection with the Gold Stream Facility in consideration for a placement fee equal to 4% of any Principal Amounts actually drawn by Manhattan under the Gold Stream Facility.

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
October 31, 2011
(Unaudited)

12.	Long-Term Debt (Continued)

The Gold Stream Facility contains covenants such as, among other things, providing Waterton with updates as to their operations, carrying on their business in accordance with prudent mining industry practices, and providing Waterton with certain rights of inspection. Until all amounts outstanding under the Gold Stream Facility have been repaid in full or otherwise satisfied in accordance with the terms of such facility, certain standard restrictive covenants shall apply to Manhattan limiting their ability to (without limitation): incur additional indebtedness, create liens on their assets or dispose of their assets. These negative covenants are subject to certain carve-outs that facilitate Manhattan's ability to operate its business efficiently. The Gold Stream Facility also includes certain event of default provisions pursuant to which, immediately and automatically upon the occurrence of an event of default, all amounts outstanding under the Gold Stream Facility would be automatically accelerated and immediately due and payable to Waterton.

At any time, without penalty, the Gold Stream Facility provides Manhattan the option to prepay in whole or in part, on 5 business days prior notice. Prepayments may be made in physical gold ounces or cash. The amount of any prepayment shall be calculated using the spot price of gold on the business day immediately preceding the prepayment.

Minimum long-term debt repayments under the Gold Stream Facility are as follows:

12 months ended October 31, 2012	$877,298
12 months ended October 31, 2013	2,924,327
Total - long-term debt	3,801,625
Financing costs(1)	(338,442)
Total	$3,463,183
Balance, classified as:
Current	$687,419
Long-term	2,775,764
Total	$3,463,183
(1) Financing costs are as follows:
Structuring and establishment fee	$240,000
Placement fee	152,065
Amortization	(53,623)
Total	$338,442

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
October 31, 2011
(Unaudited)

12.	Long-Term Debt (Continued)

Additional Financing Cost repayments under the Gold Stream Facility are as follows:
12 months ended October	31, 2012	$272,923
12 months ended October	31, 2013	909,745
Total		$1,182,668

13.	Share Capital

	(a)	Authorized

The authorized capital of the Company consists of an unlimited number of common shares without par value.

	(b)	Issued

Common shares issued	Shares	Amount
Balance, February 1, 2010, October 31, 2010, January 31, 2011 and October 31, 2011	83,853,825	$28,098,264

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
October 31, 2011
(Unaudited)

14.	Stock Options

Under the Company's stock option plan (the "Option Plan"), the directors of the Company can grant options to acquire common shares of the Company to directors, employees and others who provide ongoing services to the Company. Exercise prices cannot be less than the closing price of the Company's shares on the trading day preceding the grant date and the maximum term of any option cannot exceed ten years.

The number of common shares under option at any time under the Option Plan or otherwise cannot exceed 5% of the then outstanding common shares of the Company for any optionee. In addition, options granted to insiders of the Company cannot exceed more than 10% of the then outstanding common shares of the Company. The options vest when granted.

The following table reflects the continuity of stock options:

	Number of	Weighted Average
	Stock Options
Exercise Price
		Canadian ($)

Balance, February 1, 2010, October 31, 2010 and January 31, 2011	7,904,691	$0.10
Cancelled during the year	(350,000)	$0.10

Balance, October 31, 2011	7,554,691	$0.10

The following table reflects the stock options outstanding and exercisable as at October 31, 2011 :

	Exercise Price	Options	Fair	Weighted average
Expiry Date	($)	Outstanding	Value	remaining years

June 26, 2014	0.10	7,554,691	$4,108,353	2.65

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
October 31, 2011
(Unaudited)

15.	Basic and Diluted Loss Per Share

The following table sets forth the computation of basic and diluted loss per share:

	Three Months Ended		Nine Months Ended
	October 31,		October 31,
	2011	2010	2011	2010

Numerator:
Loss for the period	$(2,482,361)	$(342,970)	$(3,728,000)	$(1,139,092)

Denominator:
Weighted average number of common
shares outstanding for basic and
diluted loss per share	83,853,825	83,853,825	83,853,825	83,853,825

Basic and diluted loss per share	$(0.03)	$0.00	$(0.04)	$(0.01)

The stock options and common share purchase options were not included in the computation of diluted loss per share on October 31, 2011 and 2010 as their inclusion would be anti-dilutive.

16.	Related Party Transactions and Balances

Consulting, wages and salaries for the three and nine months ended October 31, 2011 include a salary of $67,306 and $192,300 respectively (three and nine months ended October 31, 2010 - $nil and $62,494 respectively) paid to the President, Chief Executive Officer and Director ("CEO") of the Company.

Exploration and evaluation expenditures for the three and nine months ended October 31, 2011 include salary of $21,382 and $45,303 respectively (three and nine months ended October 31, 2010 - $3,280 and $24,600 respectively) paid to an employee who is also a family member of the CEO.

Compensation of $16,172 and $30,598 respectively for the three and nine months ended October 31, 2011 was paid to the Chief Financial Officer of the Company (three and nine months ended October 31, 2010 - $nil and $24,136 respectively).

During the three and nine months ended October 31, 2011, a corporation associated with a director and officer of the Company was paid fees of $nil and $851 respectively (three and nine months ended October 31, 2010 - $1,053 and $3,143 respectively).

These transactions were in the normal course of operations.

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
October 31, 2011
(Unaudited)

16.	Related Party Transactions and Balances (Continued)

Remuneration of Directors and key management personnel of the Company was as follows:

	Three Months Ended		Nine Months Ended
		October 31,	October 31,
	2011	2010	2011	2010
Salaries and benefits (1)	$92,029	$6,542	$260,911 $	105,916

(1) Salaries and benefits include director fees. The board of directors do not have employment or service contracts with the Company. Directors are entitled to director fees and stock options for their services.

Due to related parties balance at October 31, 2011 consists of $22,607 (January 31, 2011 - $357,061) owed to the CEO and $12,416 (January 31, 2011 - $nil) owed to Sharpe.

17.	Contingencies

(a) The Company received documents filed in the District Court, Nye County, Nevada, whereby a optionor of a property acquired by the Company has requested payment for machinery and equipment stored in the vicinity of the acquired property. In the opinion of management, the legal proceedings are without merit and the Company intends to vigorously defend itself against this claim.

(b) The Company received an action against it whereby the Company was requested by a prior lease holder to take any and all steps necessary to ensure that the prior lease holders bear no responsibilities or liability for the Company’s failure to comply with the rules and regulations of the Kentucky Energy and Environment Cabinet, Division of Mine Enforcement and Reclamation (the “DMER”). Management has responded to the DMER and are rectifying the notice received from the DMER and as a result no penalty will be assessed and the Company will be in compliance with the rules and regulations of the DMER.

(c) On September 27, 2011 Hale Capital Management, LP and Hale Capital Partners, LP (together, “Hale Capital”) commenced an action in the New York Supreme Court alleging breach of contract in relation to a term sheet entered into between the Company and Hale Capital on December 11, 2010 (the “Term Sheet”), which set out preliminary terms for Hale to provide financing of up to $15 million for the Company’s Goldwedge project (the “Hale Transaction”). Hale Capital is seeking the “right to participate” in financing the Company on no less favorable terms and conditions as was agreed upon between the Company and Waterton on June 29, 2011 or, in the alternative, damages for breach of the exclusivity provision contained in the Term Sheet. Hale is also seeking expense reimbursement for legal, travel and due diligence fees incurred by Hale Capital, which allegedly totaled $376,170 as of November 21, 2011. On November 23, 2011, Hale Capital amended their complaint to include the Company’s subsidiary Manhattan Mining Co. At this point in time, the Company is unable to determine the outcome of the claim nor the amount of the damages, but, intends to vigorously defend itself against this claim.

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
October 31, 2011
(Unaudited)

18.	General and Administrative

	Three Months Ended		Nine Months Ended
	October 31,		October 31,
	2011	2010	2011	2010

Advertising and promotion	$8,035	$8,111	$20,482	$38,973
Corporate development	2,324	1,053	8,004	3,143
Insurance	6,262	5,099	16,632	19,034
Office and general	3,146	3,640	3,763	20,557
Professional fees	68,411	25,271	123,860	84,465
Consulting, wages and salaries (Note 16)	114,034	41,411	297,249	228,123
Depreciation	230	279	706	836

	$202,442	$84,864	$470,696	$395,131

19.	Segmented Information

The Company has one reportable business segment consisting of the exploration and development of mining properties. Substantially all of the Company’s assets are located in the United States except for cash totaling $7,787 at October 31, 2011 (January 31, 2011 - $100,065) held in Canadian banks. The Company’s operations in Canada consist of general and administrative expenses, totaling $70,289 and $164,981 respectively for the three and nine months ended October 31, 2011 (three and nine months ended October 31, 2010 - $40,446 and $216,404 respectively) necessary to maintain the Company’s public company status.

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
October 31, 2011
(Unaudited)

20.	CONVERSION TO IFRS

(i)	Overview

As stated in Significant Accounting Policies note 2, the Company’s unaudited condensed interim financial statements are prepared in accordance with IAS 34, using accounting policies consistent with IFRS.

The accounting policies described in note 2 have been applied in preparing the financial statements for the three and nine months ended October 31, 2011 and in preparation of an opening IFRS statement of financial position at February 1, 2010 (the Company's Transition Date).

(ii)	First-time adoption of IFRS

The adoption of IFRS requires the application of IFRS 1, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires retrospective application of IFRS as effective at the end of its first annual IFRS reporting period. However, IFRS 1 also provides certain optional exemptions and mandatory exceptions to this retrospective treatment.

The Company has elected to apply the following optional exemptions in its preparation of an opening IFRS statement of financial position as at February 1, 2010.

  To apply IFRS 2 Share-based Payments only to equity instruments that were issued after November 7, 2002 and had not vested by the Transition Date.
  To apply IFRS 3 Business Combinations prospectively from the Transition Date, therefore not restating business combinations that took place prior to the Transition Date.
  To apply IAS 23 Borrowing Costs prospectively from the Transition Date. IAS 23 requires the capitalization of borrowing costs directly attributable to the acquisition, production or construction of certain assets.

  IFRS 1 does not permit changes to estimates that have been made previously. Accordingly, estimates used in the preparation of the Company’s opening IFRS statement of financial position as at the Transition Date are consistent with those that were made under Canadian GAAP.

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
October 31, 2011
(Unaudited)

20.	CONVERSION TO IFRS (Continued)

(iii)	Changes to accounting policies

The Company has changed certain accounting policies to be consistent with IFRS as is expected to be effective or available on January 31, 2012 (Note 2), the Company's first annual IFRS reporting date. The changes to its accounting policies have resulted in certain changes to the recognition and measurement of assets, liabilities, equity, revenue and expenses within its financial statements.

The following summarizes the significant changes to the Company’s accounting policies on adoption of IFRS.

(a) Impairment of non-financial assets

IFRS requires a write down of assets if the higher of the fair value less costs to sell and the value in use of a group of assets is less than its carrying value. Value in use is determined using discounted estimated future cash flows. Previously, Canadian GAAP required a write down to estimated fair value only if the undiscounted estimated future cash flows of a group of assets are less than its carrying value.

The Company's accounting policies related to impairment of non-financial assets have been changed to reflect these differences. There was no impact on the unaudited condensed interim consolidated financial statements.

(b) Decommissioning Liabilities (Asset Retirement Obligations)

IFRS requires the recognition of a decommissioning liability for legal or constructive obligations, while current Canadian GAAP only requires the recognition of such liabilities for legal obligations. A constructive obligation exists when an entity has created reasonable expectations that it will take certain actions.

The Company's accounting policies related to decommissioning liabilities have been changed to reflect these differences. There is no impact on the unaudited condensed interim consolidated financial statements.

(c) Exploration and evaluation expenditures

On transition to IFRS, the Company adopted a policy to expense exploration and evaluation expenditures as incurred. Previously, the Company's Canadian GAAP policy was to capitalize exploration and evaluation expenditures as incurred. As a result of this adoption, all previously capitalized mineral property costs were written off against accumulated deficit, and to the extent relating to cost incurred in the current period, against the statement of operations.

In fiscal 2011, the Company wrote down mineral properties amounting to $8,437,355 in relation to the Goldwedge Project, primarily due to the lack of financing to fund exploration activities at the time. However, due to the fact that expenditures on this property do not meet the capitalization criteria, costs relating to this write-down were retained in the Company's deficit.

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
October 31, 2011
(Unaudited)

20.	CONVERSION TO IFRS (Continued)

(iii)	Changes to accounting policies (continued)

(c) Exploration and evaluation expenditures (continued)

Impact on Condensed Interim Consolidated Statements of Financial Position

As at
October 31,
2010

Adjustment to mineral properties	$(20,539,719)
Adjustment to accumulated deficit	$(20,539,719)

  Impact on Condensed Interim Consolidated Statements of Loss

	Three months	Nine months
	ended	ended
	October 31,	October 31,
	2010	2010

Adjustment to exploration and evaluation expenditures	$(250,733)	$(740,033)
Adjustment to loss	$(250,733)	$(740,033)

  Impact on Condensed Interim Consolidated Statements of Cash Flows

Nine months
ended
October 31,
2010

Adjustment to loss	$(740,033)
Depreciation	$194,251
Mineral resource properties and exploration expenditures	$(545,782)

  (d) Presentation

  Certain amounts on the unaudited condensed interim consolidated statements of financial position, statements of operations and comprehensive loss and statements of cash flows have been reclassified to conform to the presentation adopted under IFRS.

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
October 31, 2011
(Unaudited)

20.	CONVERSION TO IFRS (Continued)

(iv)	Reconciliation between IFRS and Canadian GAAP

The October 31, 2010 Canadian GAAP statement of financial position has been reconciled to IFRS as follows:

		October 31, 2010

	Canadian	IFRS	IFRS
	GAAP	adjustments reclassifications		IFRS

Assets

Current
Cash	$18,956	$-	$-	$18,956
Marketable securities	351,966	-	-	351,966
Sundry receivables and prepaids	29,542	-	-	29,542
	400,464	-	-	400,464

Due from related parties	121,740	-	-	121,740
Reclamation bonds	536,913	-	-	536,913
Mineral properties (Note 20(iii)(c))	20,539,719	(20,539,719)	-	-
Equipment, net	530,819	-	-	530,819
	$22,129,655	$(20,539,719)	$-	$1,589,936

Liabilities

Current
Accounts payable and accrued liabilities	$525,497	$-	$-	$525,497
	525,497	-	-	525,497

Asset retirement obligation	232,010	-	-
	232,010
	757,507	-	-	757,507

Shareholders' equity
Share capital	28,098,264	-	-	28,098,264
Contributed surplus (Note 20(iii)(d))	10,076,866	-	(10,076,866)	-
Reserves (Note 20(iii)(d))	-	-	10,076,866	10,076,866
Deficit (Note 20(iii)(c))	(17,068,324)	(20,539,719)	-	(37,608,043)
Accumulated other comprehensive loss	265,342	-	-	265,342
	21,372,148	(20,539,719)	-	832,429
	$22,129,655	$(20,539,719)	$-	$1,589,936

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
October 31, 2011
(Unaudited)

20.	CONVERSION TO IFRS (Continued)

(iv)	Reconciliation between IFRS and Canadian GAAP (continued)

The three months ended October 31, 2010 Canadian GAAP interim statement of loss and comprehensive loss has been reconciled to IFRS as follows:

	Canadian	IFRS	IFRS
	GAAP	adjustments	reclassifications	IFRS

EXPENSES:
Exploration and evaluation expenditures(Note 20(iii)(c))	$-	$250,733	$-	$250,733
General and administrative expenses (Note 20(iii)(d))	84,540	-	324	84,864
Consulting, wages and salaries (Note 20(iii)(d))	45	-	(45)	-
Depreciation (Note 20(iii)(d))	279	-	(279)	-

	(84,864)	(250,733)	-	(335,597)

Other
Finance income	130	-	-	130
Foreign currency translation adjustment (Note 20(iii)(d))	(7,503)	-	-	(7,503)

Net loss for the period	$(92,237)	$(250,733)	$-	$(342,970)

Net unrealized loss on available-for-sale marketable securities	311,466	-	-	311,466

Comprehensive loss for the period	$219,229	$(250,733)	$-	$(31,504)

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
October 31, 2011
(Unaudited)

20.	CONVERSION TO IFRS (Continued)

(iv)	Reconciliation between IFRS and Canadian GAAP (continued)

The nine months ended October 31, 2010 Canadian GAAP interim statement of loss and comprehensive loss has been reconciled to IFRS as follows:

	Canadian	IFRS	IFRS
	GAAP	adjustments	reclassifications	IFRS

EXPENSES:
Exploration and evaluation expenditures(Note 20(iii)(c))	$-	$740,033	$-	$740,033
General and administrative expenses (Note 20(iii)(d))	328,944	-	66,187	395,131
Consulting, wages and salaries (Note 20(iii)(d))	65,351	-	(65,351)	-
Depreciation (Note 20(iii)(d))	836	-	(836)	-

	(395,131)	(740,033)	-	(1,135,164)

Other
Finance income	2,072	-	-	2,072
Foreign currency translation adjustment (Note 20(iii)(d))	(6,000)	-	-	(6,000)

Net loss for the period	$(399,059)	$(740,033)	$-	$(1,139,092)

Net unrealized loss on available-for-sale marketable securities	291,466	-	-	291,466

Comprehensive loss for the period	$(107,593)	$(740,033)	$-	$(847,626)

  The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
October 31, 2011
(Unaudited)

20.	CONVERSION TO IFRS (Continued)

(iv)	Reconciliation between IFRS and Canadian GAAP (continued)

The nine months ended October 31, 2010 Canadian GAAP interim statement of cash flows has been reconciled to IFRS as follows:

	Canadian	IFRS	IFRS
	GAAP	adjustments	reclassifications	IFRS

Operating activities
Net loss for the period	$(399,059)	$(740,033)	$-	$(1,139,092)
Operating items not involving cash: Depreciation	836	194,251	-	195,087
Changes in non-cash working capital:
Sundry receivables and prepaids	(5,005)	-	-	(5,005)
Accounts payable and accrued liabilities	224,116	-	-	224,116

Cash used in operating activities	(179,112)	(545,782)	-	(724,894)

Investing activities
Purchase of reclamation bonds	(1,929)	-	-	(1,929)
Additions to mineral properties (Note 20(iii)(c))	(545,782)		545,782	-

Cash used in investing activities	(547,711)	545,782	-	(1,929)

Change in cash and cash equivalents	(726,823)	-	-	(726,823)

Cash and cash equivalents, beginning of year	745,779	-	-	745,779

Cash and cash equivalents, end of period	$18,956	$-	$-	$18,956

21.	Subsequent Events

(a) On December 7, 2011, the Company announced that Roland Larsen stepped down as President and Chief Executive Officer, effective December 6, 2011. Philip Gross, a director of the Company, has been appointed Interim President and Chief Executive Officer.

(b) On December 7, 2011, the Company exercised its option to acquire a 50% interest in certain coal projects in Eastern Kentucky. The option was originally acquired by the Company pursuant to an option and joint venture agreement entered into with Sharpe on November 21, 2008 and amended on September 11, 2009, to jointly pursue the exploration and development of approximately 1,000 acres in Wolfe County, Kentucky.

  The accompanying notes are an integral part of these condensed interim consolidated financial statements.